

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2010

Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

   Re: **Numbeer, Inc.**
     Form 10-K for the year ended may 31, 2010
     File No. 333-153172

Dear Mr. English:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the year ended May 31, 2010

Item 9A. Controls and Procedures

1.   We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K.

2.   Tell us how you considered the material weaknesses you identified as part of your assessment of internal control over financial reporting, especially (1) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (2) ineffective controls over period end financial disclosure and reporting processes, in concluding that your controls and procedures were effective as of May 31, 2010. Further, tell us how you considered whether management's failure to perform its evaluation of disclosure controls and procedures as of the end of the period covered by the report, management's failure to disclose the framework used in completing your assessment of internal control over financial reporting, as well as management's failure to include the audit opinion in the Form 10-K filed by the company on September 1, 2010, impact your conclusion regarding the effectiveness of your disclosure controls and procedures. In this regard, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please amend your 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

3.   Please refer to the last sentence in the first paragraph of this section where you state that "based on that evaluation she concluded that the registrant's disclosure controls and procedures are effective." It is not clear to whom you are referring, especially since we note your references to "Mr. English" in Item 10 of this Form 10-K/A. Please revise the section to clearly disclose the conclusion of your principal executive officer regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the annual report*.

4.   We note from the last sentence in the first paragraph of this section that "the registrant's disclosure controls and procedures are effective in gathering, analyzing and disclosing information needed to satisfy the registrant's disclosure obligations under the Exchange Act." The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Item 9A(T). Controls and Procedures

5.   We note from the second paragraph in this section that your evaluation of internal control over financial reporting is based on "the criteria for effective internal control over financial reporting established in SEC guidance on conducting such assessments." Please tell us and amend the filing to disclose the framework you have used in your assessment of the effectiveness of internal control over financial reporting. If you did not use the framework and criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"), please explain to us how the framework you used in your assessment of the effectiveness of internal control over financial reporting represents "a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment" as required by Section II.B.3.a of SEC Release 33-8238/34-47986, which you can find in our website at http://www.sec.gov/rules/final/33-8238.htm#iib3.

6.   Additionally, we note from the second paragraph of this section that "based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules…" Please revise your filing to provide management's assessment of the effectiveness of your internal control over financial reporting as of May 31, 2010 (i.e. as of the end of your most recent fiscal year), rather than "during the period covered by this report" as currently disclosed. Also, please revise your conclusion, if true, to simply state that based on your management's evaluation of internal control over financial reporting, management concluded that your internal control over financial reporting was not effective. Please see Item 308T of Regulation S-K for guidance.

Form 10-Q for the quarterly period ended August 31, 2010

Item 4. Controls and Procedures, page 12

7.   We note that you did not provide the disclosures required by Item 307 of Regulation S-K in compliance with Item 4T of Form 10-Q. Please amend the filing to disclose whether your management performed the required evaluation of your disclosure controls and procedures as of the end of the quarter and to disclose your management's conclusion on the effectiveness of your disclosure controls and procedures as of that date.

8.   We note the disclosure relating to an assessment of your internal control over financial reporting as of August 31, 2010. Please note that Item 308T of Regulation S-K only requires you to disclose your management's conclusions based on its assessment of your internal control over financial reporting as of the end of the period presented in your Form 10-K. Tell us whether you, in fact, performed an assessment of your internal control over financial reporting as of August 31, 2010. If you did perform the assessment, please revise the section to also apply the comments five and six issued above. Otherwise, please remove the disclosure relating to management's conclusion on the effectiveness of internal controls over financial reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief